September 23, 2010

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Jay Stamper on or about August 26, 2010, for Post-Effective Amendment No. 135 filed on or about July 19, 2010, to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comments

1.

Comment:          The Staff requested that the Registrant provide proposed legend disclosure for the summary prospectus before the prospectuses print as it is the Securities and Exchange Commission’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not the shareholder reports.

Response:          Included below is the Registrant’s legend disclosure for the summary prospectuses:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated September 30, 2010, and the audited financial statements on pages __________ of the Fund’s shareholder report dated May 31, 2010 are

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 23, 2010

incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Summary Prospectus - Item 4 – Investments and Risks

2.

Comment:          With respect to any fund that lists “derivatives” as a possible investment type, the Staff commented that the Registrant should also identify each type of derivative in which the fund is proposed to invest as well as how the derivative will be used in a fund’s principal investment strategies. In addition to the current “Derivative Investments” risk disclosure that describes the risk of derivatives in the aggregate, the Staff also commented that the Registrant should also provide risk disclosure with respect to each type of derivative in which a fund will invest based on how it will be used in the fund’s principal investment strategies. The above requests comply with the guidance regarding derivatives disclosures in mutual fund registration statements recently provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:         The Registrant has revised the principal investment strategies of those funds that invest in derivatives to reflect the purpose(s) of their use in the funds’ principal investment strategies. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

3.

Comment:          The Staff requested that the disclosure following the risk disclosure which states that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency should be deleted if the Fund is not sold by a bank.

Response:          The Registrant prefers to leave the disclosure in the prospectus because the Registrant believes that the Funds may be sold through an insured depository institution.

Summary Prospectus - Item 4 – Performance Information

4.

Comment:          The Staff requested that the Registrant remove sentences in the narrative preceding the performance charts which state that the Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect, and that absent such fee waivers/expense limitations, if any, performance would have been lower.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 23, 2010

Response:          The Registrant appreciates the comment, but believes that deleting that disclosure would make the performance information related to the tables confusing to the investor.

5.

Comment:          The Staff requested that the Registrant remove the first footnote following the performance charts that states the index returns do not reflect deduction for fees, expenses or taxes and move it to a parenthetical following the index in the table.

Response:          The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

6.

Comment:          The Staff requested that the footnote to the performance table that states that the index performance since the date closest to the Class’ inception for which data is available should be deleted as a footnote to the table.

Response:          The Registrant appreciates the comment, but believes that deleting that disclosure as a footnote would make the tables confusing.

Fund Specific Comments

ING Balanced Fund

7.

Comment:          The Staff would like the Registrant to remove the statement “…the Fund will seek to maintain a minimum average portfolio quality rating of at least investment-grade” from the seventh paragraph of the Fund’s principal investment strategies as it is against FINRA regulations and this statement is not easily measurable and there are no independent sources to measure.

Response:          As this Fund has now been reorganized into ING Capital Allocation Fund, this disclosure will be removed from the Prospectus.

ING Corporate Leaders 100 Fund

8.

Comment:          The Staff commented that the part of the fund’s name “Corporate Leaders” coupled with the investment strategy disclosure that it will invest in equity securities included in the S&P 100 Index denotes a type of security or types of securities. Therefore, this fund is subject to Rule 35d-1 of the Investment Company Act of 1940 (“Rule 35d-1”) and should include the appropriate “80% test” disclosure in its principal investment strategies.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 23, 2010

Response:          The Registrant appreciates the Staff’s comment but the term “Corporate Leaders” in the fund’s name is a type of investment strategy not a type of security and therefore the fund is not subject to Rule 35d-1.

ING Tactical Asset Allocation Fund

9.

Comment:          The Staff would like the Registrant to describe the fund’s neutral allocation strategy (i.e. please see ING Capital Allocation Fund’s strategy disclosure which discloses a percentage of the allocations made in equity securities and fixed-income securities).

Response:          The Registrant appreciates the Staff’s comment, but ING Tactical Asset Allocation Fund’s investment strategy (unlike ING Capital Allocation Fund’s strategy) does not restrict the Fund to percentage allocations in any type of investment in which the Fund is allowed to invest. Therefore, the Registrant believes that this type of disclosure does not apply to this Fund.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A Cladarelli

Paul A. Caldarelli

Senior Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip H. Newman, Esq.
Goodwin Procter, LLP

ATTACHMENT A

September 23, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

ING Series Fund, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Philip H. Newman, Esq.
Goodwin Procter, LLP